FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on November 9, 2011

Tel Aviv, November 9, 2011 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron", the "Company") today announced, that in light of Amendment No. 16 to the Israeli Companies Law, 1999, and the amendment to Section 275 therein in particular, the Company's Audit Committee approved in its meeting held on August 8, 2011 that the Company's agreements with IDB Development Corporation Ltd., an indirect controlling shareholder of the Company ("IDB"), providing for the use of the Company's office space and for the receipt of technical and other support for the Company's computer systems, shall be limited to a three-year period commencing on the date of the Audit Committee's meeting. The Audit Committee further approved that the Company's directors' and officers' insurance policy purchased from Clal Insurance Company Ltd., a related party of Elron, shall be in effect until the end of the period of the policy, on June 30, 2012.

For additional details regarding the Company's engagements with IDB and the Company's engagement in the insurance policy, see the Company's immediate reports filed on Form 6-K with the Security and Exchange Commission on June 16, 2011 and on March 11, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 9, 2011